NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: 609-524-4702
Fax: 609-524-4515
June 4, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jim Allegretto, Senior Assistant Chief Accountant

RE:	NRG Energy, Inc.
Form l0-K for the year ended December 31, 2006
Filed February 28, 2007
File No. 1-15891
Dear Mr. Allegretto:
        We hereby respond to the request made by the Staff during a phone conversation following receipt of our response letter filed on May 14, 2007 to the Staff’s comment letter, dated May 3, 2007 relating to NRG Energy, Inc.’s (“NRG” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on February 28, 2007 (the “Form 10-K”). We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that we have provided all information investors require for an informed decision. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made. We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We look forward to working with the Staff and improving the disclosures in our filings.
        The Staff’s comment, indicated in bold and NRG’s responses are as follows:

Mr. Jim Allegretto
June 4, 2007
Form 10-K for the year ended December 31, 2006
Note 22 – Regulatory Matters, page 197

6.	We assume you consolidate the assets of the decommissioning trusts with respect to your interest in STP. We further assume such investments are included in trust fund investments. If otherwise, please explain your basis in GAAP for exclusion. Assuming such assets are “on balance sheet” please provide illustrative entries for typical activity in the trusts. Show us whether and how the asset amortization or obligation accretion affects income. Explain in detail your basis for balance sheet only treatment. Explain to us how you would view such securities under SFAS no. 115; trading, available for sale or held to maturity. Finally, explain in detail why the disclosure requirements of SFAS no. 115 have been omitted. We may have further comment.
In accordance with the Staff’s comments, NRG will prospectively provide in future filings the necessary disclosures per SFAS no. 115 as they relate to the decommissioning trust fund assets.
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Mr. Jim Allegretto
June 4, 2007
        We hope that we were able to clarify your comment and eagerly await the Staff’s response. Please contact Carolyn Burke, Controller, at (609) 524-4703 or me at (609) 524-4702 if you have questions regarding our responses or related matters.
Sincerely,

/s/ ROBERT C. FLEXON
Robert C. Flexon
Executive Vice President and
Chief Financial Officer

cc:	Robert Babula, Staff Accountant, Securities & Exchange Commission Drew Murphy, General Counsel, NRG Energy, Inc.
Carolyn Burke, Controller, NRG Energy, Inc.

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